UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE ANNOUNCES FILING OF 3RD QUARTER FINANCIAL STATEMENTS AND PROVIDES UPDATE ON CTO REVOCATION APPLICATION AND OTC TRADING

Toronto, Ontario, March 13, 2020 - Portage Biotech Inc. (PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) is pleased to announce that it has filed its third quarter financial statements and accompanying management and discussion. These documents are available on SEDAR and on the Company’s website: www.portagebiotech.com.

Highlights of this quarter include:

•October 2019, Intensity therapeutics announced the dosing of its first patient with a combination of its drug INT230-6 and Merck’s Ketruda. This is part of a clinical trial collaboration agreement with Merck to study this combination

•October 2019, Sentien CEO Brian Miller presented Phase 1b clinical data of SBI-101 in acute renal injury at the 2019 Cell and Gene Meeting

•November 2019, Intensity announced that its experimental product , INT230-6 induced prolonged stable disease with abscopal effects and immune responses in multiple solid tumors. This data was selected for an oral presentation at the 34th annual Society for the Immunotherapy of Cancer (SITC) meeting.

•In the period, further progress on preclinical work and progress made in furthering projects from the other subsidiary’s towards the clinic.

The Company also wishes to provide an update on the status of its application (the “Revocation Application”) to the Ontario Securities Commission (the "OSC") to revoke an outstanding cease trade order issued on August 2, 2019 (the “CTO”).

The Company has resolved almost all comments from the OSC except for one: during the review process, the Company was informed by the OSC that it would be required to file a business acquisition report (BAR) under National Instrument 51-102 Continuous Disclosure Obligations in connection with its acquisition of SalvaRx Limited. Although there is already substantial public disclosure in respect of the acquisition available on SEDAR and the Company’s website, the presentation of financial information in respect of SalvaRx Limited was not in a format in compliance with the BAR requirements. The Company is in the process of compiling the relevant financial records for the creation of a proper BAR and is hopeful it will be able to resolve this issue in the very near future.

As indicated in the Company’s news release of January 30, 2020, the relief being sought under the Revocation Application is discretionary and, as such, no firm estimate can be provided as to when a revocation order will be issued by the OSC. The Company is confident, however, that a revocation order will be issued and, upon issuance, it is expected that the Company’s common shares will resume trading on CSE almost immediately thereafter.

In the interim, shareholders and investors are reminded that, although trading in the shares of the Company may not currently be effected through CSE, trading is permitted on OTC Markets in the United States as follows:

a)Under the terms of the CTO, Canadian shareholders may trade the shares of the Company on OTC Markets in the United States provided they use the services of a registered dealer in Canada with access to OTC Markets;

b)US shareholders may trade through OTC markets using the services of any dealer in the United States; and

c)Other foreign shareholders, such as those in the United Kingdom, may trade through through the services of any dealer (other than Canadian) with access to OTC Markets.

Each dealer will have their own internal rules regarding the ability of shareholders and investors to trade the Company’s shares on OTC Markets. It is the individual responsibility of each shareholder or investor to satisfy these rules before they may trade.

The common shares of the Company trade on OTC Markets under the symbol “PTGEF”.

At the time the revocation order is issued, the Company will announce a date for an annual meeting of shareholders at which the Company will bring shareholders and investors up to date on the current operations of the Company and its future plans. The Company wishes to thank shareholders for their continued patience while the Revocation Application is processed.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office